 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

EPL OIL & GAS, INC.
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

26883D1081
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 18, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26883D1081
1	Names of Reporting Person.	Debello Investors LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	810,013
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	810,013
11	Aggregate Amount Beneficially Owned by Each Reporting Person	810,013
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	2.07%
14	Type of Reporting Person	OO

CUSIP No. 26883D1081
1	Names of Reporting Person.	Wexford Catalyst Investors LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,153,198
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,153,198
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,153,198
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	2.95%
14	Type of Reporting Person	OO

CUSIP No. 26883D1081
1	Names of Reporting Person.	Wexford Catalyst Trading Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	33,852
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	33,852
11	Aggregate Amount Beneficially Owned by Each Reporting Person	33,852
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	0.09%
14	Type of Reporting Person	CO

CUSIP No. 26883D1081
1	Names of Reporting Person.	Wexford Spectrum Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,825,252
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,825,252
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,825,252
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	4.67%
14	Type of Reporting Person	PN

CUSIP No. 26883D1081
1	Names of Reporting Person.	Spectrum Intermediate Fund Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Cayman Island
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,791,858
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,791,858
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,791,858
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	4.58%
14	Type of Reporting Person	CO

CUSIP No. 26883D1081
1	Names of Reporting Person.	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	5,649,149
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	5,649,149
11	Aggregate Amount Beneficially Owned by Each Reporting Person	5,649,149
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	14.45%
14	Type of Reporting Person	PN

CUSIP No. 26883D1081
1	Names of Reporting Person.	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	5,649,149
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	5,649,149
11	Aggregate Amount Beneficially Owned by Each Reporting Person	5,649,149
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	14.45%
14	Type of Reporting Person	OO

CUSIP No. 26883D1081
1	Names of Reporting Person.	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	5,649,149
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	5,649,149
11	Aggregate Amount Beneficially Owned by Each Reporting Person	5,649,149
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	14.45%
14	Type of Reporting Person	IN

CUSIP No. 26883D1081
1	Names of Reporting Person.	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	5,649,149
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	5,649,149
11	Aggregate Amount Beneficially Owned by Each Reporting Person	5,649,149
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	14.45%
14	Type of Reporting Person	IN

This Amendment No. 6 to Schedule 13D (the "Amendment No. 5") modifies and supplements the Schedule 13D initially filed on July 3, 2008 (the "Original Statement"), as amended by Amendment No. 1 filed on October 14, 2008, Amendment No. 2 filed on January 27, 2009, Amendment No. 3 filed on March 5, 200, Amendment No. 4 filed on September 29, 2009 and Amendment No. 5 filed on December 4, 2012 (the Original Statement, as amended, the "Statement"), with respect to the common stock, $0.001 par value per share (the “Common Stock”) of EPL Oil & Gas, Inc. (f/k/a/ Energy Partners, Ltd.) (the “Company”). Except to the extent supplemented or amended by the information contained in this Amendment No. 6, the Statement remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by replacing the 4 paragraphs filed under Item 4 in Amendment No. 5 with the following 4 paragraphs:

On the Effective Date, Marc T. McCarthy, an employee of Wexford Capital LP, became a member of the Company’s Board of Directors by operation of the Plan.

On November 19, 2012, November 27, 2012 and November 30, 2012, December 5, 2012, December 17, 2012 and December 21, 2012, the Purchasing Entities filed Form 144’s indicating their respective intention to sell up to an aggregate of 1,143,990 shares of Common Stock. As of the close of Business on December 31, 2012, 945,246 shares of common stock have been sold.

The Reporting Persons may from time to time decide to sell more shares of Common Stock within the Reporting Persons' volume limitation under Rule 144 depending on the prevailing market conditions.

Other than as set forth herein, the Reporting Persons have not formulated any definite plans and, they may from time to time acquire, or dispose of Common Stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies or other factors.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety with the following:

Since the date of the Amendment No. 5 to the Statement, the Reporting Persons sold an aggregate of 484,788 shares of Common Stock in open market transactions at an average price of $21.47 per share. As a result of the sales, the  aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of 39,089,591 shares of Common Stock issued and outstanding as of October 26, 2012 as reported in the Company’s Form 10-Q filed with the Commission on November 1, 2012) are as follows:

Debello Investors LLC
(a) Amount beneficially owned:	810,013	Percent of class:	2.07%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			810,013
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			810,013

Wexford Catalyst Investors LLC
(a) Amount beneficially owned:	1,153,198	Percent of class:	2.95%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			1,153,198
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			1,153,198

Wexford Catalyst Trading Limited
(a) Amount beneficially owned:	33,852	Percent of class:	0.09%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			33,852
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			33,852

Wexford Spectrum Fund, L.P.
(a) Amount beneficially owned:	1,825,252	Percent of class:	4.67%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			1,825,252
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			1,825,252

Spectrum Intermediate Fund Limited
(a) Amount beneficially owned:	1,791,858	Percent of class:	4.58%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			1,791,858
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			1,791,858

Wexford Capital LP
(a) Amount beneficially owned:	5,649,149	Percent of class:	14.45%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			5,649,149
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			5,649,149

Wexford GP LLC
(a) Amount beneficially owned:	5,649,149	Percent of class:	14.45%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			5,649,149
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			5,649,149

Charles E. Davidson
(a) Amount beneficially owned:	5,649,149	Percent of class:	14.45%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			5,649,149
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			5,649,149

Joseph M. Jacobs
(a) Amount beneficially owned:	5,649,149	Percent of class:	14.45%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			5,649,149
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			5,649,149

Wexford Capital may, by reason of its status as managing member, investment manager or sub advisor of the Purchasing Entities, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Wexford GP may, as the General Partner of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs, Wexford GP and Wexford Capital shares the power to vote and to dispose of the shares of Common Stock beneficially owned by the Purchasing Entities.  Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by the Purchasing Entities and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Messrs. Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the Purchasing Entities.

Except as set forth above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment No. 6 to the Schedule 13D.

* * * *

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2012

DEBELLO INVESTORS LLC

By:  /s/ Arthur Amron
Name: Arthur Amron
Title:  Vice President and Assistant Secretary

WEXFORD CATALYST INVESTORS LLC

By:  /s/ Arthur Amron
Name: Arthur Amron
Title:   Vice President and Assistant Secretary

WEXFORD CATALYST TRADING LIMITED

By:  /s/ Arthur Amron
Name: Arthur Amron
Title: Vice President and Assistant Secretary

WEXFORD SPECTRUM FUND, L.P.
By: Wexford Spectrum Advisors, L.P., its GP
By: Wexford Spectrum Advisors GP LLC, its GP

By:  /s/ Arthur Amron
Name: Arthur Amron
Title:  Vice President and Assistant Secretary

SPECTRUM INTERMEDIATE FUND LIMITED

 By:  /s/ Arthur Amron
Name:  Arthur Amron
Title:    Vice President and Assistant Secretary

WEXFORD CAPITAL LP
By: Wexford GP LLC, its general partner

By:  /s/ Arthur Amron
Name: Arthur Amron
Title:  Vice President and Assistant Secretary
WEXFORD GP LLC

 By:  /s/ Arthur Amron
Name:  Arthur Amron
Title:   Vice President and Assistant Secretary

 /s/ Charles E. Davidson
       Charles E. Davidson

/s/ Joseph M. Jacobs
    Joseph M. Jacobs